UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

Vericity, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92347D100
(CUSIP Number)

Douglas Warner
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8751
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347D100

1	NAMES OF REPORTING PERSONS
Apex Holdco L.P. I.R.S. IDENTIFICATION NO: 83-2236187

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
11,373,352 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
11,373,352 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,373,352 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.5% (See Item 5)[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Based upon 14,875,000 shares of Common Stock outstanding as of August 7, 2019, as reported in the Form 8-K, filed by Vericity on August 9, 2019.

1	NAMES OF REPORTING PERSONS
Apex Holdco GP LLC I.R.S. IDENTIFICATION NO: 84-2521309

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
11,373,352 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
11,373,352 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,373,352 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.5% (See Item 5)[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

2 Based upon 14,875,000 shares of Common Stock outstanding as of August 7, 2019, as reported in the Form 8-K, filed by Vericity on August 9, 2019.

1	NAMES OF REPORTING PERSONS
JCF Associates IV L.P. I.R.S. IDENTIFICATION NO: 98-1273779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
11,373,352 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
11,373,352 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,373,352 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.5% (See Item 5)[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

3 Based upon 14,875,000 shares of Common Stock outstanding as of August 7, 2019, as reported in the Form 8-K, filed by Vericity on August 9, 2019.

1	NAMES OF REPORTING PERSONS
JCF Associates IV Ltd. I.R.S. IDENTIFICATION NO: 98-1273601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
11,373,352 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
11,373,352 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,373,352 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.5% (See Item 5)[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

4 Based upon 14,875,000 shares of Common Stock outstanding as of August 7, 2019, as reported in the Form 8-K, filed by Vericity on August 9, 2019.

1	NAMES OF REPORTING PERSONS
J. Christopher Flowers I.R.S. IDENTIFICATION NO: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
11,373,352 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
11,373,352 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,373,352 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(See Item 5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.5% (See Item 5)[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

5 Based upon 14,875,000 shares of Common Stock outstanding as of August 7, 2019, as reported in the Form 8-K, filed by Vericity on August 9, 2019.

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Vericity, Inc., a Delaware corporation (“Vericity”).

The address of the principal executive offices of Vericity is 8700 W. Bryn Mawr Avenue, Suite 900S, Chicago, Illinois 60631.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by Apex Holdco L.P., a Delaware limited partnership (“Apex Holdco”), Apex Holdco GP LLC, a Delaware limited liability company (“Apex Holdco GP”), JCF Associates IV L.P., a Cayman Islands exempted limited partnership (“JCF IV LP”), JCF Associates IV Ltd., a Cayman Islands exempted company (“JCF IV GP” and, together with JCF IV LP, Apex Holdco and Apex Holdco GP, the “JCF Entities”), and J. Christopher Flowers, a natural person and citizen of the United States of America (Mr. Flowers, together with the JCF Entities, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement dated the date of this Schedule 13D.  A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference in its entirety herein.

The principal business of Apex Holdco is investments. Apex Holdco was organized shortly before entering into the Standby Purchase Agreement (as defined below) and does not currently own any other investments.

Apex Holdco GP is the sole general partner of Apex Holdco and has control over its affairs and investment decisions, including the power to vote or dispose of the shares of Common Stock held by Apex Holdco.

JCF IV LP is the sole member-manager of Apex Holdco GP and has control over its affairs and investment decisions, including, indirectly, the power to vote or dispose of the shares of Common Stock held by Apex Holdco.

JCF IV GP is the sole general partner of JCF IV LP and has control over its affairs and investment decisions, including, indirectly, including the power to vote or dispose of the shares of Common Stock held by Apex Holdco.

J. Christopher Flowers controls JCF IV GP and thus may be deemed to directly or indirectly control each entity controlled by JCF IV GP (including Apex Holdco).

The principal office of each of the Reporting Persons is located at 767 Fifth Avenue, New York, NY 10153. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

Neither of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

As a result of the Reporting Persons’ purchase of the Purchased Shares (as defined in Item 3), the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and deemed to be the beneficial owner of all of the shares of Common Stock owned by each of them. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 5, 2018, Apex Holdco entered into a standby stock purchase agreement (as amended and restated on March 26, 2019,  the “Standby Purchase Agreement”) with Vericity, Members Mutual Holding Company, an Illinois mutual insurance holding company (“Members Mutual”) and Fidelity Life Association, an Illinois legal reserve life insurance company (“Fidelity Life”), pursuant to which Apex Holdco agreed, subject to certain conditions in the Standby Purchase Agreement, to acquire from Vericity the number of shares of Common Stock equal to the difference between the initial public offering minimum of 14,875,000 shares and the sum of the Subscription Offering (as defined in the Standby Purchase Agreement) and the Community Offering (as defined in the Standby Purchase Agreement). In addition, under the Standby Purchase Agreement, Apex Holdco had the right to purchase up to 20,125,000 additional shares of Common Stock. The transactions contemplated by the Standby Purchase Agreement are herein referred to as the “Standby Offering” and the Standby Offering, Subscription Offering and Community Offering are herein collectively referred to as the “Offerings”. The transaction was privately negotiated by the parties. A copy of the Standby Purchase Agreement is filed as Exhibit 10.1 hereto and is incorporated by reference in its entirety herein.

The Offerings were completed on August 7 (the “Closing Date”) and Apex Holdco acquired a total of 11,373,352 shares of Common Stock (the “Purchased Shares”) in the Standby Offering.

The purchase price for the Purchased Shares was funded through equity contributions to Apex Holdco.

Item 4.	Purpose of Transaction.

The information contained in Item 3 is incorporated herein by reference.

Pursuant to the Standby Purchase Agreement, the board of directors of Vericity (the “Board”) consists of designees appointed by Apex Holdco (the “JCF Designees”) and designees appointed by Members Mutual, with the JCF Designees constituting a majority of the Board. Representatives of Apex Holdco, including the JCF Designees,  have met and held discussions with the management of Vericity and will continue to maintain a dialogue with management regarding, among other things, Vericity’s operations, strategic direction, capital structure and corporate governance and the Reporting Persons’ expectation that management will pursue appropriate measures to enhance shareholder value.

In addition, the Standby Purchase Agreement sets forth the rights and obligations of Apex Holdco, Vericity and Members Mutual in respect of certain corporate governance, management and liquidity rights including (i) the right by Apex Holdco to appoint the majority of the members of the Board, (ii) restrictions on Apex Holdco voting its shares of Common Stock in certain circumstances, (iii)  certain customary standstill obligations for Apex Holdco during the Standstill Period (as defined in the Standby Purchase Agreement) and (iv) a requirement that, within six months following the Closing Date the Board will direct Vericity’s management to undertake and complete a capital needs assessment including determining the amount of excess capital (if any) that may be available for distribution to stockholders in the form of a special dividend.  Any decision regarding the declaration of any special dividend, and the amount thereof, will be in the sole discretion of the Board and will depend on many factors, including, without limitation, the results of the capital needs assessment, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Board may deem relevant.

The certificate of incorporation and bylaws of Vericity were amended and restated at the Closing Date to reflect the terms and conditions in respect of Vericity’s corporate governance and management. Copies of the amended and restated certificate of incorporation and bylaws are filed respectively as Exhibits 3.1 and 3.2 hereto and are incorporated by reference herein.

The Reporting Persons will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of Vericity, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Reporting Persons, (v) Vericity’s liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, the Reporting Persons may, at any time and from time to time, take such actions with respect to their investment in Vericity as they deem appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) purchasing additional Common Stock or other securities of Vericity (subject to any applicable restrictions in the Standby Purchase Agreement), (iii) selling some or all of any securities of Vericity held by the Reporting Persons (subject to any applicable restrictions in the Standby Purchase Agreement), (iv) proposing, whether alone or with others, a transaction that would result in a change of control of Vericity, or (v) otherwise changing their intention with respect to any of the matters referred to in this Item 4.  The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, or any other transaction which the Reporting Persons believe could enhance shareholder value.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be disclosed in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons have the shared power to vote or to direct to vote, in the aggregate, 11,373,352 shares of Common Stock, which represent approximately 76.46%  of the outstanding Common Stock (based on 14,875,000 shares of Common Stock outstanding as of August 7, 2019 as reported by Vericity on the Form 8-K, filed by Vericity on August 7, 2019). None of the Reporting Persons individually has the sole power to vote or to direct the voting of or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by any of them. As a result of their ownership interest in and control of Vericity, each of Apex Holdco GP, JCF IV LP, JCV IV GP, and Mr. Flowers may be deemed to control Apex Holdco and therefore may be deemed to hold voting and/or dispositive power over the shares of Common Stock held by Apex Holdco. Mr. Flowers disclaims beneficial ownership of such shares of Common Stock.

The responses of each of the Reporting Persons in rows 7 through 13 of the applicable cover pages are incorporated by referenced herein.

The disclosure in the last paragraph of Item 2 of this Schedule 13D is incorporated by reference in its entirety herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 of this Schedule 13D are incorporated by reference herein.

Other than as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule 1 hereto and any other person with respect to any securities of Vericity.

Item 7.	Material to be Filed as Exhibits.

3.1	Amended and Restated Certificate of Incorporation of Vericity, Inc. (incorporated by reference to Exhibit 3.2 of Vericity’s Form S-1 filed with the SEC on June 4, 2019)

3.2	Amended and Restated Bylaws of Vericity, Inc. (incorporated by reference to Exhibit 3.4 of Vericity’s Form S-1 filed with the SEC on June 4, 2019)

10.1
Amended and Restated Standby Stock Purchase Agreement dated as of March 26, 2019 by and among Apex Holdco L.P., Vericity. Inc., Members Mutual Holding Company, and Fidelity Life Association (incorporated by reference to Exhibit 10.13 of Vericity’s Form S-1 filed with the SEC on June 4, 2019)

99.1	Joint Filing Agreement, dated as of August 9, 2019, by and among Apex Holdco L.P., Apex Holdco GP LLC, JCF Associates IV L.P., JCF Associates IV Ltd. and J. Christopher Flowers

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2019

Apex Holdco L.P.

By: Apex Holdco GP LLC, its general partner

By:	/s/ Todd Freebern
Name: Todd Freebern
Title: Treasurer

Apex Holdco GP LLC

By:	/s/ Eric Rahe
Name: Eric Rahe
Title: Vice President

JCF Associates IV L.P.

By:	JCF Associates IV Ltd., its general partner
By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Director

JCF Associates IV Ltd.

By:	/s/ J. Christopher Flowers
Name: J. Christopher Flowers
Title: Director

J. Christopher Flowers

/s/ J. Christopher Flowers

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Apex Holdco L.P.

Name	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Principal Business Address
J. Christopher Flowers	United States	President	President	767 5th Ave, New York, NY 10153, United States

Eric Rahe	United States	Vice President	Vice President	767 5th Ave, New York, NY 10153, United States

Cristin Brown	United States	Vice President	Vice President	767 5th Ave, New York, NY 10153, United States

Todd Freebern	United States	Treasurer	Treasurer	767 5th Ave, New York, NY 10153, United States

Sally Rocker	United States	Secretary	Secretary	767 5th Ave, New York, NY 10153, United States

Apex Holdco GP LLC

Name	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Principal Business Address
J. Christopher Flowers	United States	President	President	767 5th Ave, New York, NY 10153, United States

Eric Rahe	United States	Vice President	Vice President	767 5th Ave, New York, NY 10153, United States

Cristin Brown	United States	Vice President	Vice President	767 5th Ave, New York, NY 10153, United States

Todd Freebern	United States	Treasurer	Treasurer	767 5th Ave, New York, NY 10153, United States

Sally Rocker	United States	Secretary	Secretary	767 5th Ave, New York, NY 10153, United States

JCF Associates IV L.P.

Name	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Principal Business Address
J. Christopher Flowers	United States	Director of the General Partner	Director of the General Partner	767 5th Ave, New York, NY 10153, United States

JCF Associates IV Ltd.

Name	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Principal Business Address
J. Christopher Flowers	United States	Director	Director	767 5th Ave, New York, NY 10153, United States